[DESCRIPTION]            Change of certifying accountant

                                             COMBINED PENNY STOCK FUND, INC.

            Sub-Item 77K - Changes in Registrant's Certifying Accounting

         The Registrant makes the following disclosures as required by Sub-Item 77K of Form N-SAR, Item 4 of Form 8-K and Item 304 of Regulation S-K.

         On September 30, 1996, the Registrant's former accountant Deloitte & Touche LLP ("Deloitte & Touche") resigned as Registrant's accountant due to the fact that Registrant's principal executive offices are located in Colorado Springs, Colorado and Deloitte & Touche was closing its Colorado Springs, Colorado office.

         Deloitte & Touche's report on the Registrant's September 30, 1995 financial statements contained the following matter of emphasis:

         The financial statements include securities valued at $244,000 at September 30, 1995, representing 14% of net assets, whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values, or are thinly traded securities. We have reviewed the procedures used by the Board of Directors in arriving at their estimate of value of such securities and have inspected underlying documentation and in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

         Other than the foregoing matter of emphasis, Deloitte & Touche's reports on the Registrant's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

         The decision to change accountants was unanimously approved by the Board of Directors of the Registrant at a telephonic meeting held on November 14, 1996 at 10:00 a.m.

         During the Registrant's two most recent fiscal years and the subsequent interim period preceding Deloitte & Touche's resignation, there were no disagreements with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

         During the Registrant's two most recent fiscal years and the subsequent interim period preceding Deloitte & Touche's resignation, none of the events requiring additional disclosure as set forth in Item 304(a)(1)(v) of Regulation S-K occurred.

         On September 30, 1996, the Registration engaged Stockman Kast Ryan and Scruggs, P.C. of Colorado Springs, Colorado as its principal accountant to audit its financial statements.





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         Prior  to the  filing  of this  Form  N-SAR  with the  Commission,  the
Registrant provided Deloitte & Touche with a copy of the information disclosed in this Sub-Item 77K. The Registrant has requested Deloitte & Touche to furnish the Registrant with a letter addressed to the Commission stating whether it agrees with the statements made by the Registrant in this Sub-Item 77K of Form N-SAR and, if not, stating the respects in which it does not agree. The
Registrant  has filed  Deloitte  &  Touche's  letter as an  exhibit to this Form
N-SAR.